OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                                                         TELEPHONE: 212.451.2300
                         September 28, 2007              FACSIMILE: 212.451.2222

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                                                       DIRECT DIAL: 212-451-2252
                                                EMAIL: KSCHLESINGE@OLSHANLAW.COM

BY FACSIMILE

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Division Of Corporation Finance, Mail Stop 3561
Attention:  Brian Bhandari

            Re:   SP Acquisition Holdings, Inc.
                  Amendment No. 3 to Registration Statement on Form S-1
                  Filed September 14, 2007
                  FILE NO. 333-142696

Dear Mr. Bhandari:

      Per our  discussion  and as a  supplement  to our  response to the staff's comment 10, the  following is the Company's  rationale  with respect to the fair value of the warrants.

      The private placement  warrants will be purchased by SP Acq LLC at the IPO for $1. The Company has  determined  that these private  placement  warrants are being  sold at a price  that is not less  than fair  value,  and  therefore  the
Company  has not  incurred  or needs  to  record  any  compensation  expense  in connection with the issuance of the warrants.

      To support this conclusion the Company  examined the trading prices of the public warrants of other $10 per unit SPACs in existence and trading as of March
22, 2007 (date that the  commitment  to purchase  the  warrants  was signed) and
September 25, 2007.  The Company also examined the trading  prices of the public warrants of other $10 per unit SPACs as of the date the stock and warrant  began trading for each SPAC;  although this data should be read in light of the prices that make up the sample are as of  different  dates and may be  impacted  by the overall  market on such  dates.  The Company  then  applied a 10% (as a minimum)
illiquidity  discount to the median and average  price of each sample to reflect the illiquid and restricted nature of the private placement warrants as compared to the public warrants ---the private placement  warrants are locked-up,  with a very small  universe of permitted  transferees,  for one year after the business combination  which  may not take  place  for one to two  years  from the  public offering.  FASB 157  requires  that the fair value of a  restricted  security be

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September 27, 2007

determined  by  applying a discount  to the quoted  market  price to reflect the effect of the restriction,  with the discount  determined by considering,  among other  factors,  the nature and  duration of the  restriction  and the extent to which the universe of buyers are limited by the restriction.

                 March 22, 2007      September 25, 2007       At Separation
  Warrant     Quoted      With 10%  Quoted      With 10%    Quoted     With 10%
   Price       Price     Discount    Price      Discount     Price     Discount
--------------------------------------------------------------------------------
  Average      $0.90       $0.81      $1.05      $0.95       $1.07      $0.96
   Median      $0.77       $0.69      $0.98      $0.88       $1.09      $0.98
--------------------------------------------------------------------------------
Sample Size         4 SPACs                8 SPACs               10 SPACs
--------------------------------------------------------------------------------

      Please  direct any questions or comments  concerning  this response to the undersigned at 212-451-2252.

                                          Very truly yours,

                                          /s/ Kenneth A. Schlesinger

                                          Kenneth A. Schlesinger